Mail Stop 3561

May 29, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Michael J. Hagan
President and Chief Executive Officer
NutriSystem, Inc.
300 Welsh Road, Building #1, Suite 100
Horsham, Pennsylvania   19044

> **Re: NutriSystem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 0-28551**

Dear Mr. Hagan:

We have reviewed your response dated May 18, 2007 to our previous letter and have the following comment.

<u>Form 10-K for the Fiscal Year Ended December 31, 2006</u>

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Cash, Cash Equivalent and Marketable Securities, page 42</u>
<u>Note 4. Cash, Cash Equivalents and Marketable Securities, page 47</u>

1.   We have read your response to comment 4 of our letter dated May 8, 2007 regarding the basis for your classification of auction-rate securities in current assets as available-for-sale securities at each balance sheet date. The revised disclosure proposed in your response does not clearly support your basis for classifying these securities in current assets. Please revise your accounting policy disclosure to indicate that your intent is not to hold these securities until maturity as evidenced by your sale of these investments during your normal operating cycle. Please show us in your supplemental response what your revised disclosure will look like in future filings. Refer to paragraphs 78 through 83 of SFAS 115 and ARB No. 43, Chapter 3A.

<u>General</u>

Please send us your response to our comment within ten business days from the date of this letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief